SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

18451N303

(CUSIP Number)

Asher S. Levitsky P.C.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, Suite 1100

New York, New York 10105

646 895-7152

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18451N303

1.	Name of Reporting Persons: Jianhua Wu I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

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CUSIP No. 18451N303

1.	Name of Reporting Persons: Lihua Tang I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Peoples’ Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

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CUSIP No. 18451N303

1.	Name of Reporting Persons: Maxworthy International Limited I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Cleantech Solutions International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Item 2. Identity and Background

(a)       This Schedule 13D is being filed on behalf of Jianhua Wu, Lihua Tang and Maxworthy International Limited (“Maxworthy”). Some of Maxworthy’s shares of common stock are registered under the name Maxworthy Limited. Mr. Wu, Ms. Tang and Maxworthy are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.” Mr. Wu and Ms. Tang are stockholders of Maxworthy and Mr. Wu is the managing director of Maxworthy and has the authority to vote and dispose of the shares owned by Maxworthy.

(b)       Mr. Wu and Ms. Tang are husband and wife. Their address is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Maxworthy is a British Virgin Islands corporation. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)       Mr. Wu’s principal occupation is as the chief executive officer of the Issuer.

(d)       No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wu and Ms. Tang are citizens of the People’s Republic of China. Maxworthy is incorporated under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

N.A.

Item 4. Purpose of Transaction

Mr. Wu is the Issuer’s chief executive officer and a director. The transaction relates to the sale by the Reporting Persons of all of their shares of common stock in the Issuer.

On March 20, 2017, a Share Purchase Agreement (such agreement, together with subsequent amendments, the “Purchase Agreement”) was entered into by and among YSK 1860 Co., Limited, a limited liability company organized under the laws of Hong Kong (“YSK”), the Reporting Persons and and Haoyang Wu and Yunzia Ren, who are the son and daughter-in-law or Jianhua Wu and Lihua Tang (collectively, the “Sellers,”) pursuant to which YSK was to purchase from the Sellers a total of 416,249 shares of the Company’s common stock for a total purchase price of $970,000 or $2.33 per share. The transactions contemplated by the Purchase Agreement closed on April 27, 2017. The following table sets forth the shares of common stock sold by the Reporting Persons:

Name	No. of Shares Sold	Sales Price
Jianhua Wu	140,230	$326,783
Lihua Tang	58,119	135,437
Maxworthy International, Limited	136,069	317,086
	334,418	$779,306

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Pursuant to the Purchase Agreement, effective March 20, 2017, Lau Ping Kee, a nominee of YSK, was elected as a director of the Company to fill the vacancy left by the resignation of Baowen Wang. The Sellers also agreed to certain post-closing covenants, including that, as long as any Seller or any of their affiliates own any shares of the Company’s common stock, to vote in favor of all proposals recommended by the Company’s board of directors on matters to be voted following the closing by the Company’s shareholders. Additionally, Mr. Jianhua Wu and Ms. Lihua Tang, will continue to manage daily operations of the Company’s subsidiaries and assume all obligations and liabilities in connection the operations of the Company’s subsidiaries post-closing. The Sellers agreed to certain other post-closing covenants in relation to operating the Company’s business in its ordinary course, including but not limited to, providing monthly financial reports to YSK, paying taxes and debt obligations on a timely basis and refraining from consummating mergers, acquisitions or sales of assets. In addition, Mr. Jianhua Wu executed a personal guarantee, pursuant to which Mr. Wu has agreed to guarantee the Seller’s indemnification obligations under the Purchase Agreement for up to $970,000. Such indemnification obligations include, among other matters, indemnification of: (i) all losses of the Purchaser resulting from Sellers’ breach of the Purchase Agreement or related transaction documents and any action initialed against the Purchaser or its affiliates by a shareholder of the Company, (ii) losses incurred by the Purchaser, its affiliates or the Company in connection with obligations or activities of the Company’s subsidiaries until the Sellers and/or their affiliates no longer manage such subsidiaries and (iii) taxes and related liabilities related to the Company or any of its subsidiary that are payable or incurred by the Purchaser, the Company or any of its subsidiary within 7 years from the closing of transactions contemplated by the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

As of the date hereof, none of the Reporting Persons own any voting securities of the Issuer.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Other than as described in Item 4 of the Schedule, there are no contracts, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Joint filing agreement dated December 5, 2007, which was filed as Exhibit A to the Schedule 13D filed with the Commission on December 6, 2007.
2.	Share Purchase Agreement
3.	Guarantee of Jianhua Wu

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Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017	/s/ Jianhua Wu
Jianhua Wu

Dated: May 15, 2017	/s/ Lihua Tang
Lihua Tang

MAXWORTHY INTERNATIONAL LIMITED

Dated: May 15, 2017	/s/ Jianhua Wu
Jianhua Wu

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